UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 13)*

RightNow Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

76657R106

(CUSIP Number)

Greg R. Gianforte

RightNow Technologies, Inc.

136 Enterprise Boulevard

Bozeman, MT 59718

(406) 522-4200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP NO. 76657R106	13D	Page 2 of 5 Pages

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 76657R106	13D	Page 3 of 5 Pages

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 76657R106	13D	Page 4 of 5 Pages

Explanatory Note

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends and supplements the Schedule 13D that was originally filed on February 14, 2005, and that was amended and restated on various dates between May 27, 2005 and December 6, 2011 (as amended, restated and supplemented, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”). Mr. and Mrs. Gianforte are filing this Amendment No. 13 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”). Mr. Gianforte is filing this Amendment No. 13 as an individual and as co-trustee of the Amended Trusts (as defined in the Schedule 13D). Mrs. Gianforte is joining Mr. Gianforte in filing this Amendment No. 13 because, as co-trustee with Mr. Gianforte of the Amended Trusts, Mrs. Gianforte may be deemed to share voting and dispositive powers over the Common Stock registered in the name of the Amended Trusts. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 5 of the Schedule 13D is amended, supplemented and/or restated as set forth below. This is the final amendment to the Schedule 13D, and an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As a result of the completion of the merger of the Company with a wholly-owned subsidiary of Oracle Corporation, the Reporting Persons no longer beneficially own any securities of the Company.

Part (e) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Company’s Common Stock on January 25, 2012.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement dated January 25, 2012 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

2.	Powers of Attorney, incorporated by reference to Exhibit 99.2 to the Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011.

CUSIP NO. 76657R106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2012
Date

/s/ Joshua W. Burnim, as Attorney-in-Fact for Greg R. Gianforte
Signature

Joshua W. Burnim, as Attorney-in-Fact for Greg R. Gianforte
Name/Title

January 25, 2012
Date

/s/ Joshua W. Burnim, as Attorney-in-Fact for Susan Gianforte
Signature

Joshua W. Burnim, as Attorney-in-Fact for Susan Gianforte
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)